
Mail Stop 3561

December 23, 2008

Mr. Keith G. Myers
Chief Executive Officer and Chairman of the Board
420 West Pinhook Road, Suite A
Lafayette, LA 70503

> **Re: LHC Group, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 0-8082**

Dear Mr. Myers:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Income Taxes, page F-11

1.   We note that the adoption of FIN 48 had no effect on your retained earnings.
        Please tell us how you considered each of the provisions of paragraph 21 of FIN
        48.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Evaluation of Disclosure Controls and Procedures, page 31

2.   We note in the first paragraph of page 32 that, as of September 30, 2008, your
        Chief Executive Officer and Chief Financial Officer concluded that you did not
        maintain effective internal control over financial reporting. However, we were
        unable to locate your conclusions regarding the effectiveness of disclosure
        controls and procedures. Please amend your Form 10-Q to provide such
        conclusions pursuant to Item 307 or Regulation S-K.

                                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services